FOR IMMEDIATE RELEASE                                    Monday, March 10, 2003
                                                                (No.2003-03-03)

             CARMANAH ANNOUNCES RECORD REVENUE AND PROFIT FOR 2002
                       91% Growth and Net Profit of $36K

VICTORIA, BRITISH COLUMBIA, CANADA - MARCH 10, 2003 - CARMANAH TECHNOLOGIES CORPORATION (TSX VE: CMH) is pleased to announce its audited results for the years ended December 31, 2002 and 2001.

Highlights for 2002:

      {circle}Annual revenue up 91% over 2001 to $6,468,899
      {circle}Net  profit  of  $36,393,  as  compared to net loss  in  2001  of
        $676,498
      {circle}Q4 revenue of $1.94 million up 127% over Q4 2001
      {circle}Q4 revenue up $309,000 (19%) over Q3 2002
      {circle}Average gross profit margin of 56%, up from 53% in 2001 {circle}Revenue growth (91%) outpaced expenditure growth (46%) {circle}Aggressive investment in both R&D and business development for new markets continued

"Our company has made great strides over the past twelve months, as we continue to expand into many new market sectors", stated Art Aylesworth, Carmanah's CEO. "In 2002, we introduced new products into the global public transportation market, the North American railway market and the European roadway market. While continuing to increase our international sales in marine products, we are moving as quickly as we can to meet the worldwide demand for our core technology in a growing number of markets. I am proud of the job our team has done in growing the business aggressively while still managing our bottom line during this "ramp up" year. 2002 was the most impressive year in Carmanah's history and should provide a strong platform upon which we will build our future".

SUMMARY OF RESULTS FOR 2002

Carmanah's total revenues for the 12 months ended December 31, 2002 increased 91% to $6,468,899 compared with $3,373,453 for the preceding year. Revenues were derived from the sale of solar powered light-emitting diode hazard and safety lights. Sales were sourced through a worldwide distribution network and direct sales efforts in key market segments and territories. Revenue growth was achieved through increased investment in direct sales and marketing resources and activities. Sales increased throughout the company's existing product lines and through the introduction of several new products.

Carmanah's gross profit margin increased to 56% of sales, a 3% increase over previous year's 53% gross profit margin. This increase was the result of an aggressive direct sales program. Products sold via direct sales methods were priced at retail, rather than at the wholesale pricing extended to distributors. Direct sales comprised 43% of total sales in fiscal 2002, compared with 22% in fiscal 2001.

Wages and benefits expense represents the Sales and Marketing, Operations and Finance departments. For the year ended December 31, 2002, wages and benefits increased 34% to $1,517,416, compared with $1,135,033 in 2001. This increase was the result of the implementation of a direct sales commission plan in 2002, as well as increase in new hires. Carmanah had 47 Full-Time Equivalent's (FTE's) in fiscal 2002, compared with 31 FTE's in 2001.

Office and administration expenses in 2002 were $684,531, representing a 27% increase over 2001 at $539,360. During the 2002 year, the company moved its sales, operations, and engineering departments into an adjacent building, resulting in increased rent, utilities and general office costs. Given the sales growth experienced in 2002 however, the total office and administration expenses in 2002 were minimal; office and administration represented only 11% of total sales in 2002, as compared to 16% in 2001.




       SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC, CANADA   V6C 3L2
                  PHONE (604) 629-0264 TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM

During 2002, research and development expenses of $543,051 represented a 100% increase over the previous year's $271,485. However, the company did not defer any of its research and development expenses in 2002, whereas it deferred $231,202 in 2001. This adjustment explains the significant increase R&D expenses for 2002.

Sales and marketing expenses in 2002 were $533,041, representing a 166% increase over 2001 at $200,705. The company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace. Focus was also placed on new market introduction as well as key trade shows and customer contact.

Net income (loss) for 2002 before income tax, depreciation and amortization (EBITDA) was $384,393, compared with ($335,652) for 2001. The 2002 EBITDA was primarily the result of increased sales, improved gross margins and lowered operating costs as a percentage of sales.

Carmanah's cash balance at December 31, 2002 was $679,100, compared to $1,060,817 at December 31, 2001. Net cash usage from operations and investing activities for the year was $725,281. Financing for the company's operations was funded primarily from the reserves of original funds raised in the 2001 reverse takeover and a private placement during 2002 in the amount of $237,600. Net working capital at year end for 2002 was $2,006,148, with a current ratio of 2.7:1 and $104,705 of non-current debt obligations.

The overall performance of Carmanah for 2002 was consistent with the objectives setout in the company's business plan. Carmanah's revenue growth (91%) outpaced expenditures (46%), resulting in a net profit for 2002 in the amount of $36,393 - without any capitalization of development costs. The company's performance confirms that the planned investment in 2001 in areas of development, sales, marketing, and infrastructure supported its ability to meet 2002 objectives.

ABOUT CARMANAH TECHNOLOGIES INC.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway, railway, aviation and mining markets. The company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,
CARMANAH TECHNOLOGIES CORPORATION

" Praveen Varshney "

PRAVEEN VARSHNEY, DIRECTOR


For further information, please contact:

CORPORATE CONTACT:             MEDIA CONTACT:       INVESTOR RELATIONS CONTACT:
Mr. Praveen Varshney, Director Mr. David Davies     Vanguard Shareholder Solutions
Tel:  (604) 629-0264           Tel:  (250) 382-4332 Tel:  (604) 608-0824
Toll-Free:  1-866-629-0264     ddavies@carmanah.com Toll-Free:  1-866-801-0777
investors@carmanah.com                              vanguard@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.



       SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC, CANADA   V6C 3L2
                  PHONE (604) 629-0264 TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2002 and 2001

                                                     2002          2001

Assets

Current assets:
Cash and cash equivalents                        $679,100     $1,060,817
Accounts receivable                              1,366,780      382,846
Inventories                                      1,057,666      587,439
Prepaid expenses and deposits                      43,513        26,777
Current portion of advances receivable             26,844        49,472
                                                3,173,903     2,107,351

Advances receivable                               111,500       111,500
Deferred development costs                              -       216,895
Equipment and leasehold improvements              471,079       279,873
Patents                                            34,154        29,487

                                                 $3,790,636   $2,745,106

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities         $947,014     $ 340,876
Bank loan                                         140,000        30,000
Deferred revenue                                   11,042             -
Current portion of long-term debt                  21,684        27,790
Current portion of obligations under capital leases48,015        25,800
Future income taxes                                     -        18,000
                                                1,167,755       442,466

Long-term debt                                     55,139        17,143
Obligations under capital leases                   49,566        30,304
                                                1,272,460       489,913

Shareholders' equity:
Share capital                                    3,256,336    3,029,746
Contributed surplus                                26,188        26,188
Deficit                                          (764,348)    (800,741)
                                                2,518,176     2,255,193

                                                 $3,790,636   $2,745,106




       SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC, CANADA   V6C 3L2
                  PHONE (604) 629-0264 TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2002 and 2001

                                                     2002          2001

Sales                                            $6,468,899   $3,373,453

Cost of sales                                   2,808,745     1,549,306
                                                3,660,154     1,824,147

Operating expenses:

Wages and benefits                              1,517,416     1,135,033
Office and administration                         684,531       539,360
Research and development                          543,051       271,485
Sales and marketing                               533,041       200,705
Bank charges and interest                          49,086        38,912
Amortization of:
      Equipment and leasehold
       improvements                               140,014       111,129
      Deferred development costs                  216,895       217,588
      Patents and other intangible assets           9,091        12,129
                                                3,693,125     2,526,341

Operating loss                                   (32,971)     (702,194)

Interest and other income                          51,364        25,696

Earnings (loss) before income taxes                18,393     (676,498)

Income tax expense (recovery):
Future                                           (18,000)             -
Net earnings (loss)                                36,393     (676,498)

Deficit, beginning of year                      (800,741)     (124,243)

Deficit, end of year                             $(764,348)   $(800,741)

Earnings (loss) per share - basic and diluted    $    0.00    $   (0.04)

Weighted average number of shares outstanding   19,650,884   15,460,951





       SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC, CANADA   V6C 3L2
                  PHONE (604) 629-0264 TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM